FundX Investment Trust
235 Montgomery Street, Suite 1049
San Francisco, California 94104-3008

March 4, 2016

VIA EDGAR TRANSMISSION

Megan Miller
Staff Accountant
United States Securities and Exchange Commission
Division of Investment Management
100 "F" Street N.E.
Washington, D.C. 20549

Re:	FundX Investment Trust (the “Trust”) SEC File Numbers: 333-194652; 811-22951

Dear Ms. Miller:

This correspondence is being filed in response to comments you provided via telephone on February 11, 2016 in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review (“SOX Review”) of the Trust’s Form 40-17G filing, as filed with the Commission on August 7, 2015, and Form N-CSR filing, as filed with the Commission on December 3, 2015 (together, the “Filings”), for its FundX Upgrader Fund, FundX Aggressive Upgrader Fund, FundX Conservative Upgrader Fund, FundX Flexible Income Fund, FundX Tactical Upgrader Fund and FundX Flexible Total Return Fund (each, a “Fund” and together, the “Funds”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are briefly summarized below, immediately followed by the Trust’s responses.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the applicable Filing.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

1.	Please provide the “Tandy” representation in your response letter.

Response:  The Trust has included the “Tandy” representation above.

Comments Relating to Form N-CSR
Item 12 of Form N-CSR

2.
Please provide the Trust’s rationale for including the following statement on Section 906 Certifications: “This statement accompanies this report on Form N-CSR pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed as filed by FundX Investment Trust for purposes of Section 18 of the Securities Exchange Act of 1934.”

Response:  The Trust respectfully notes that the SEC Staff has not prescribed any particular form of certification required by Section 906.  Rather, Section 1350(b) of Chapter 63 of Title 18 simply states, in part that:

“The statement required under subsection (a) shall certify that the periodic report containing the financial statements fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and that information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of the issuer.”

The Trust then referred to Item 12(b) of Form N-CSR and reiterated as noted in the form that the “certification furnished pursuant to this paragraph will not be deemed filed for purposes of Section 18 of the Exchange Act (15 U.S. C. 78r), or otherwise subject to the liability of that section.” (emphasis added)  The Trust believes that it is appropriate to reiterate this statement each time an officer signs the certification pursuant to Section 906 of the Sarbanes-Oxley Act and unless otherwise determined, the Trust will retain this statement in all future Section 906 certifications.

3.	Please provide the number of days in the hypothetical example for comparison purposes as described in Item 27(d)(1) of Form N-1A.

Response:  The Trust will include the requested information, as applicable, in future filings.

4.	Please consider revising the introductory paragraph of the Example on (see page 49 of the annual report) to more accurately reflect costs to shareholders as described in Item 27(d)(1).

Response:  The Trust will review the sentence and revise the information as applicable in future filings.

Annual Report

Management’s Discussion of Fund Performance

5.
In future reports, please revise the line graph for the FundX Upgrader Fund, the FundX Aggressive Upgrader Fund, the Conservative Upgrader Fund and the FundX Flexible Income Fund to reflect only the most recently completed 10 fiscal years, as required by Item 27(b), Instruction 7(ii)(A) of Form N-1A.

Response:  The Trust will revise the information as requested, as applicable, in future filings.

6.	Please consider including a graphical representation of holdings as described in Item 27(d)(2) of Form N-1A.

Response:  The Trust will include the requested information, as applicable, in future filings.

Schedule of Investments

7.	For the Flexible Income Fund and FundX Flexible Total Return Fund, please include the reference to the year ended for the performance.

Response:  The Trust will include the requested information in future filings.

8.
As stated in the “Schedule of Investments” sections, the FundX Tactical Upgrader Fund invested in options during the Funds’ most recently completed fiscal year.  In light of the guidance in the letter from James Kroeker to Dan Palomaki of the International Swaps and Derivatives Association (May 11, 2012), going forward please be sure the Management Discussion and Analysis includes a description of how the Fund’s investments in options affected the Fund’s performance.

Response:  The Trust responds by agreeing to review its MDNA and add discussion regarding the effect that options had for the period on the FundX Tactical Upgrader Fund, as applicable, in future filings.

9.	In the Schedule of Investments of future reports, please disclose the class of the underlying funds in which the Fund invests.

Response:  The Trust responds by agreeing to disclose in the Schedule of Investments the specific class of any underlying mutual fund in which a FundX Fund invests, as applicable, in future filings.

Statement of Assets and Liabilities

10.	Please explain “deposit at broker” for the FundX Flexible Total Return Fund. There were no written options as of September 30, 2015.

Response:  The Trust responds by stating that the FundX Flexible Total Return Fund did have written options during the period and had contemplated additional options transactions, which is why the deposit remained at the broker at the end of the period.  The Fund ultimately did not end up executing any additional options transactions before the fiscal year ended and has subsequently directed the transfer of the deposit back into the Fund’s custody account.

Financial Highlights

11.	Please provide the Staff with the detailed calculation supporting the Total Return figures for the Conservative Upgrader Fund as of September 30, 2015 as shown in the Financial Highlights.

Response:  The Trust’s calculations are as follows:

FundX Conservative Upgrader Fund
Total Return Calculation for 9/30/2015
Initial Value	$10,000.00
NAV @ 9/30/2014	$40.46
Units @ 9/30/2014	247.158

1/2/2015 Dividend Distribution		Dividend Value
Dividend Distribution NII	$0.6070396	$150.03
Dividend Distribution Capital Gains	$3.8587600	$953.72
		$1,103.75
Reinvestment NAV @ 1/2/15 for NII	$37.03	4.052 shares
Reinvestment NAV @ 1/2/15 for CG	$37.03	25.755 shares
Units @ Reinvestment NAV		29.807 total shares from NII/CG
Units @ 9/30/14		247.158 beginning balance
Total Units @9/30/15		276.965 total shares
NAV @ 9/30/2015	$35.67
Final Value	$9,879.34
Total Return	-1.21%

Notes to Financial Statements

12.	Please check Note 1 to the Tactical Fund and the Flexible Total Return Fund to ensure that the investment objective for each Fund is stated consistently with the Prospectus disclosure.

Response:  The Trust responds by noting the comment and agrees to conform the Notes in future reports to the prospectus disclosure as suggested in future filings.

Comments Relating to 40-17G Fidelity Bond Filing
13.	Please explain the rationale for including FundX Stock Upgrader Fund in the Fidelity Bond coverage.

Response:  The Trust responds by noting that the FundX Stock Upgrader Fund was an old series previously managed by the investment adviser in a different trust.  Through discussions with the Fund’s underwriter, it was recommended that the Trust continue to list the old series as insured in the event any claims arose regarding that fund since it had been included on the preceding policies.

* * * * * * * * * * * *
I trust that the above responses and revisions adequately address your comments.  If you have any questions, need any additional information or would like any clarification, please contact me at (415) 248-8366.

Sincerely,

/s/ Jason Browne
Jason Browne
President, FundX Investment Trust